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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A


                   Under the Securities Exchange Act of 1934*
                               (Amendment No. 3)

                           HOME SHOPPING NETWORK, INC.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.01 per share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   437351109
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Stephen M. Brett, Esq.
                   Senior Vice President and General Counsel
                           Tele-Communications, Inc.
                                5619 DTC Parkway
                              Englewood, CO  80111
                                 (303) 267-5500
- --------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                August 13, 1996
- --------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                  Statement Of

                           TELE-COMMUNICATIONS, INC.

                        Pursuant to Section 13(d) of the
                        Securities Exchange Act of 1934

                                 in respect of

                          HOME SHOPPING NETWORK, INC.


         This Report on Schedule 13D (the "Schedule 13D") relates to the common stock, par value $.01 per share (the "Common Stock"), of Home Shopping Network, Inc., a Delaware corporation (the "Company"). The Report on Schedule 13D originally filed by Tele-Communications, Inc., a Delaware corporation ("TCI" or the "Reporting Person"), on August 12, 1994, as amended by Amendment No. 1 and Amendment No. 2 thereto (collectively, the "TCI Schedule 13D"), is hereby amended and supplemented to include the information contained herein, and this Report constitutes Amendment No. 3 to the TCI Schedule 13D.

         The summary descriptions contained in this Report of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents, filed as Exhibits hereto and incorporated herein by reference.


ITEM 4.  PURPOSE OF TRANSACTION

         Item 4 of the TCI Schedule 13D is hereby amended and supplemented by adding the following information thereto:

         As previously reported, each of the Merger Agreement and the Exchange Agreement currently provides that such agreement may be terminated by either party in the event that the transactions contemplated thereby have not been consummated by August 30, 1996. Because of the delays in receiving the approval of the Federal Communications Commission (the "FCC") of the acquisition of control of Silver King by Silver Co. and certain limitations contained in the FCC's Memorandum Opinion and Order released June 14, 1996 (the "FCC June Order") (which granted such approval) relating to Liberty's acquisition of beneficial ownership of additional equity securities of Silver King (including those shares in which it would acquire an ownership interest as a result of the Merger and Exchange), Liberty believes it is unlikely that such transactions will be consummated by August 30, 1996. As a result, Diller and Liberty have recently begun discussing a restructuring of the proposed transactions or a possible alternative transaction relating to the Company, in any case





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such that Silver King could acquire control of the Company in a manner that would be consistent with the limitations relating to Liberty's acquisition of beneficial ownership of additional equity securities of Silver King contained in the FCC June Order. There can be no assurance that such discussions will result in any agreement providing for such a restructured or alternative transaction or, if any such agreement is reached, that any required regulatory or other approvals for such transaction (including from the FCC) will be obtained or that any such transaction will be consummated.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE SECURITIES OF THE ISSUER

         Item 6 of the TCI Schedule 13D is hereby amended and supplemented by adding the following information thereto:

         The information set forth in Item 4 above is hereby incorporated by reference herein.





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                                   SIGNATURE



         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

Dated: August 16, 1996



                                        TELE-COMMUNICATIONS, INC.



                                        By: /s/ STEPHEN M. BRETT
                                            -----------------------------------
                                            Name:  Stephen M. Brett
                                            Title: Vice President





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